Page 1 of 13 CEO Shareholder Letter 2024 Dear Takeda Shareholder, On behalf of the Takeda Board of Directors, I am delighted to invite you to our Annual Shareholders Meeting on June 26, 2024. I would like to take this opportunity to highlight some of the major trends in the global macro and health care environments and discuss our strategy for resilience and growth. As we had anticipated, Fiscal Year 2023 (FY2023) was a challenging year for our business, with revenue and profit impacted by generic competition for several of our large medications. Nevertheless, I’m pleased to report that we delivered or exceeded our Management Guidance for year-on-year Core revenue and profit performance at Constant Exchange Rate. We now have a clear line of sight back to growth after this period of generic exposure, thanks to our portfolio of Growth & Launch Products and our innovative pipeline of promising candidate therapies. Before describing the outstanding progress with our pipeline, I will give my perspective on how the environment has been evolving. Managing Macro Environment Risks Looking first at the global economy, there are still mixed signals in the post-pandemic fight against inflation. At the time of writing, inflation indices have yet to settle, and the business world remains uncertain about the global economic outlook for the months ahead. Geopolitically, it is hard to remember a time in the past 20 years when there has been such tension in existing relationships across multiple trade domains and geographical regions. The conflict in Ukraine is ongoing and we have witnessed a new tragedy in Israel and Gaza resulting in escalating tensions throughout the Middle East. In these conflicts, our priorities are first to help keep our employees and contractors safe, and then to determine how we can best continue to provide access to our medicines for the patients who need them. In Ukraine, we are providing ongoing support and humanitarian relief to patients and colleagues. We are adhering to all international sanctions imposed on Russia and Takeda has discontinued activities there that are not essential to maintaining the supply of medicines to patients or supporting our employees. In the Middle East, we have been able to maintain enough local medication inventory to meet normal patient needs. Tension between China, the U.S.A. and certain other countries remains high. My hope is that the pharmaceuticals ecosystem does not become another tool of geopolitics, with trade and health care policies creating negative impacts on patients and society. Biopharmaceutical innovation is diverse and widely dispersed around the world. In the past five years, there have been more than 200 new molecule approvals in the European Union, U.S.A. and Japan, originating from 114 companies and institutions headquartered in 19 countries1. That is a remarkable flow of innovation and it is imperative that it is protected. The industry cannot thrive and deliver medicines where they are needed if it is segregated 1 Source: Evaluate Ltd (report date: April 18, 2024)

geopolitically. Unfortunately, however, policy trends between China and the U.S.A., for example, are currently trending against this imperative and we have already seen examples where medications discovered in one country are sometimes not available in the other.

While recognizing the value of collaboration and access to innovation, we remain vigilant about the risks associated with geopolitical tensions, as well as the legal environment in China, and factor it into our business strategy. We have been careful to protect our business from the risks of further economic decoupling by avoiding supplier and value chain dependencies. While China is a major growth driver for our business, it accounts for less than 5% of our total revenue and all our critical global manufacturing sites are in Europe, the U.S.A. and Japan. I will discuss more about our business in China later in this letter.

Health Care Environment: Innovation Under Pressure

As the COVID-19 pandemic thankfully recedes, we are in a better position to consider fundamental issues affecting the future of equitable global health care. For several years I have been outlining Takeda's thinking on health equity—including advocating for a transition to value-based health care that pays for outcomes and care quality, emphasizing the need to prepare for the next pandemic by ensuring global vaccine equity and explaining how the protection of intellectual property rights is essential to incentivize investment in R&D.

In the decades since most health systems were designed, life expectancy has increased, populations have aged and innovation in medicine has expanded exponentially. Governments worldwide are under intense pressure to reduce health care costs while improving outcomes for their aging populations, but the challenge is formidable. The reality is that to improve health outcomes in this era of increasing life expectancy and scientific innovation, health care funding needs to grow faster than Gross Domestic Product (GDP). We know that health care costs significantly escalate with age, especially for those aged 65 and older, and projections are that by 2050 there will be 1.5 billion people in the world that fit in this demographic—double the number in 2022.[2]

This has created a tough environment for our industry. Reimbursement policies fall far short of sustaining the R&D investment needed to produce the innovation that modern society demands. Developing medical breakthroughs is a time-consuming and capital-intensive process with no guarantee of success, and this process is undermined when intellectual property rights are impeded and when unpredictable and escalating clawback rates, such as in the UK and many EU countries, contribute to a less favorable environment for investment and innovation.

It is both important and possible to have policies that improve access without harming innovation. Unfortunately, the recent vote in the European Parliament on the reform of the EU Pharmaceutical Package—a regulatory framework that will shape the future of pharmaceutical R&D and manufacturing in Europe—fails to achieve this balance. While the agreed revisions are an improvement on the original European Commission proposal, the package weakens Regulatory Data Protection and Orphan Market Exclusivity (RDP and OME, two types of intellectual property). It is important that Europe maintains strong intellectual property incentives to continue to deliver innovative medicines for patients. Uneven access to

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[2] Source:

https://www.un.org/en/development/desa/population/publications/pdf/ageing/WorldPopulationAgeing2019-Highlights.pdf

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innovative medicines and other gaps in EU health care are not caused by successful medicines or intellectual property. They are a consequence of the diverse health systems of member states and clearly demonstrate the need for systemic change.

We believe that a transition away from the current prevailing fee-for-service model and toward data-driven, value-based health care—an approach that pays for outcomes and care quality—could slow the pace of rising health care costs while expanding access and thereby improving health equity.

The U.S.A., with its unique private-public health care structure, is an indisputable champion of medical innovation. Although the pharmaceutical industry ecosystem is incredibly strong, our collective challenge is to preserve its unique capacity for innovation while working hard to ensure there is more equity—that all patients have access to medicine and that insurance coverage works better for everyone. We have long supported changes such as capping out-of-pocket costs in Medicare Part D and allowing patients to smooth costs throughout the benefit year, but we need to continue to improve the overall effectiveness of the health care system. There are ways to improve access and affordability without undermining innovation. We believe further changes are needed to ensure that there are no unintended consequences from the Inflation Reduction Act (IRA). Additionally, we believe there need to be fundamental changes in the current supply chain. One area where we would like to see greater progress this year is pharmacy benefit managers reform. We support efforts in Congress to delink rebates from list prices or wholesale acquisition cost. It is a complex system, but the bottom line is that the current system creates misaligned incentives that ultimately result in higher costs for the system and higher out-of-pocket costs for patients.

One potential way to address these challenges is through greater transparency. Transparency at the point of purchase for patients would empower them to make decisions knowing exactly what their costs will be. This could lower costs for the entire system by building in greater pricing accountability along the chain so that no stakeholder can benefit from the inefficiencies that result in the prices that patients pay today.

Meanwhile in Japan, we see welcome signs that policy is beginning to move in the right direction, after a decade of intense pricing pressure that directly compromised the industry's capacity to innovate. There are still harsh price reductions being implemented on loss of exclusivity, but the government is now seeking approaches to promote innovation while managing costs. We are doing our part to transform Japan's scientific advances into transformative medicines, for example with the unique innovation ecosystem we have developed at Shonan Innovation Park in Kanagawa, Japan, which houses one of our own research centers.

In China, the government is taking steps to prioritize health for its citizens and nurture pharmaceutical innovation as it moves to both address the needs of its rapidly aging population and transform into a high-income economy. The Chinese health care system is rapidly improving and bio pharma is a key area of focus for economic growth. Perhaps surprisingly, not one of the world's top 20 biopharma companies is Chinese, but I have no doubt that a Chinese company will join the ranks of leading global pharma companies in the future. Notwithstanding the need for risk management that I described above, Takeda will be well positioned to collaborate in innovation with these new industry leaders.

Takeda has been at the forefront of the push for innovation in China with 14 new therapeutic launches in recent years—the most of any multinational pharma company operating in the country. The number of new launches, combined with rapid patient access through national reimbursement drug listing, supports our aspiration to give Chinese patients access to our most innovative medicines as quickly as possible. Our China Business Unit has maintained strong double-digit growth, exceeding overall market growth, since

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2020 and our commercial execution placed us among the top 10 multinational pharmaceutical companies in China for 2023. China continues to play a critical role in Takeda's R&D strategy and we are aiming for 100% simultaneous development and regulatory filing with the U.S.A., Japan and Europe.

People and Culture

I am confident that Takeda has the right strategy to succeed in the health care environment just described. Our focus on life-transforming medicines insulates us to some extent against the impact of pricing pressures, and our advances in DD&T position us to discover, develop and deliver innovative medicines with enhanced speed and quality, and to drive efficiencies in how we work.

Behind all this are our people. Wherever in the world we operate, we aim to be an inclusive organization where every individual can grow their skills and contribute meaningfully to our collective purpose. We can only achieve this if we adapt to the ever-changing environment and keep our people at the forefront of our industry. We believe that the industry forefront—progress in patient care—is being defined by the rapid advances of digital technology and artificial intelligence (AI).

2023 brought a step-change in general awareness of digital and AI—not only in health care, but across every sector of society worldwide. As I will discuss below when explaining our Digital Transformation, we are using these technologies to generate significant sustainable value at Takeda, and we're actively building the necessary skills within our workforce to succeed in this future. We are encouraging our people to adopt a digital-first mindset and innovate with technology in every aspect of our work, because we think the greatest benefits from digital and AI will come from applying it at scale across our organization.

We were proud to be recognized in early 2024 as a global Top Employer for the seventh year in a row, one of only 17 companies to achieve global certification. Each year the Top Employers Institute recognizes organizations that are dedicated to a better world of work and exhibit this through excellent policies and practices across 20 topics, including people strategy, work environment, talent acquisition, learning, diversity, equity & inclusion, well-being and more. This is among many other recognitions we received throughout the year, such as global top 100 recognition in Equileap's 2024 Gender Equality Report & Ranking.

➢ Cultivating an Ethical and Values-Based Culture

One of the things that defines Takeda is that we are a values-based company. We feel a deep responsibility to uphold the company's hard-earned reputation. Every decision we make is guided by our values of Takeda-ism, which incorporates Integrity, Fairness, Honesty, and Perseverance, with Integrity at the core. We assess each action for its impact on Patients, Trust, our Reputation and our Business, in that order, because we believe that integrating trust and reputation into our decision-making leads to better outcomes for everyone and is the only truly sustainable way to grow our business.

We shape our values-based culture through various mechanisms and learning programs, from new employee orientation to practical, ethical decision-making tools and dialogues. In our 2023 Employee Experience Survey, it was clear that employees who perceive Takeda as a values-driven culture are also more engaged at work. They have a strong sense of belonging and empowerment, feel their opinions are valued, and are encouraged to pursue better ways of achieving our goals.

The survey also showed that our people think deeply about one of the inherent challenges of working in

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Page 5 of 13 the pharmaceutical industry: the tension between “values” and “running a business”. We can be inspired and motivated by our industry’s unique capacity to transform lives, and at the same time feel conflicted by the reality that to discover and deliver life-transforming treatments for patients we must succeed as a sustainable, profitable business. Our guiding principle is that Takeda can only be a truly sustainable business if our people are empowered to always make ethical decisions and act according to our values. Addressing ethical issues is critical to future success. And developing ethical decision-making capability starts with equipping individuals with the knowledge, skills and support to do the right thing. One of the ways we build the ethical capability of leaders is through our “Leading with Integrity” program. This program prepares our leaders to make the right decisions when trust and reputation are in tension with business demands and uses Takeda’s values-based decision-making framework to demonstrate ethical leadership in times of uncertainty.  Fostering Flexibility and Connection Our aim is to create an exceptional working environment and culture. We understand that “exceptional” is not a word to be used lightly, so our leadership teams work hard to back this up with meaningful activities and benefits. We are committed to continually learning and optimizing our ways of working through regular external research reviews, internal analysis of attendance and findings from employee surveys and feedback channels. Providing more flexibility at work is a key priority for all our employees, whether they are in a manufacturing operation, in the field or in the office. Our hybrid office-virtual working approach is guided by our leaders, recognizing the unique circumstances of each role, team and geography. We provide our leaders with resources and learning opportunities so they can successfully lead their teams both in-person and virtually. After a tenta�ve start as a new discipline, we have seen significant improvement globally as people learn how to effectively manage our new ways of working together. We are investing in digital tools to support successful collaboration, whether in person or virtual. We’re also creating spaces at our sites and optimizing our physical office environment to better foster innovation and a sense of belonging because we believe that learning, collaboration and relationship-building happen best in face-to-face interactions, and that time together helps accelerate innovation for patients.  Caring Leadership We use the concept of “caring leadership” to describe our approach to management and mentorship. A key element of this is for senior team members to seek out and learn from feedback. As leaders we need to bring out the best in others and support them through what are sometimes significant changes and challenges. Caring leadership means more than being ‘nice’; it is also about creating a supportive environment where relationships, curiosity and capabilities can flourish. Planet, Climate and Human Health

We recognize that the future of human health is inextricably linked to the health of our planet. Accordingly, our policy is to integrate environmental responsibility into every facet of our operations and therapeutic development.

Our Integrated Annual Report, to be published on July 1, 2024, and the Planet section of our website are the best sources for comprehensive environmental information about Takeda. These provide details on measures to reduce the environmental impact of Takeda as an organization, and our use of scientific knowledge to help address critical environmental health issues.

Decarbonization within our operations and across our value chain is at the heart of our initiatives, whether through reducing energy use, switching to renewable energy sources, or tackling challenging issues such as water consumption, packaging and building collaborations to address hard-to-abate emissions in our value chain.

While Takeda has endeavored to be carbon neutral since 2020 (reflecting FY2019 greenhouse gas emissions), beginning in FY2024 we will fully dedicate our resources to decarbonizing our operations and value chain to support our net-zero ambition, and will no longer have carbon neutrality as a corporate goal. As part of our focus on achieving net-zero greenhouse gas emissions in our operations by 2035 and across our value chain by 2040, we will continue to support the Voluntary Carbon Market (VCM) by investing in carbon removal solutions and projects, prioritizing solutions that benefit human health and aligned with the Science Based Targets Initiative's Corporate Net-Zero Standard.

The reality of climate change must now be factored into the decision-making processes of every business. It is clear that even under the most optimistic scenarios global temperatures will keep increasing globally for at least another decade.[3] There will be widespread impacts on human health and lifestyles, including changes in the type, range and prevalence of disease and a potentially dramatic increase in migration. We must do what we can as an organization to both decarbonize and mitigate the impact of climate change on human health. A good example of Takeda's work in this area is our development and roll-out of our QDENGA vaccine for dengue fever, as I will describe below.

We must also factor in the risk of another global pandemic, for which I believe authorities worldwide are still under-prepared.

We recognize that thriving ecosystems and biodiversity are essential for the environment, human health and the economy. We are working to minimize our impact on nature and continue to identify the environmental risk factors that may potentially impact our business. In alignment with this approach, in January 2024 Takeda was among the first cohort of companies to adopt the Taskforce for Nature-related Financial Disclosure (TNFD) recommendations. We are committed to identifying, assessing and disclosing our nature-related dependencies, impacts, risks and opportunities in fiscal year 2026 in alignment with our other sustainability-related disclosures.

Innovation is at the core of our environmental sustainability efforts. We opened the first building in the biotechnology industry in Singapore that produces more energy than it consumes, and we introduced a groundbreaking heat pump system that aims to achieve a carbon dioxide (CO2) reduction of up to 80 percent at one of our major manufacturing sites at the Takeda campus in Vienna. The Data, Digital &

[3] https://www.ipcc.ch/2021/08/09/ar6-wg1-20210809-pr/

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Page 7 of 13 Technology strategy I will outline below is also a key enabler of our environmental efforts. For example, at our manufacturing site in Osaka the local team reduced distilled water consumption by approximately 460,000 liters per year, leading to a reduction of over two million liters in freshwater consumption annually. By installing sensors and monitors at every point of water use and analyzing the combined data, the team was able to find ways to optimize water volumes and standardize best practices. Similar projects have been undertaken to reduce electricity consumption and increase our use of solar and other green energy sources, improve the visibility and forecasting of our environmental data and performance, embed sustainability principles into the lifecycle of our therapies and build resilience into our global supply chain. For more information, I invite you to view our website pages on sustainability, where we describe our approach in detail and post the latest disclosures and reports. Business Highlights and Growth Trajectory Embracing a values-based culture and digital-first mindset, we navigated FY2023 with resilience and adaptability, guided by our core values through a period marked by economic turbulence and competitive pressures. As I previewed above, it was a challenging year for our business, with revenue and profit impacted by significant generic headwinds. Nevertheless, we achieved our financial targets for the fiscal year, with the continued expansion of our Growth & Launch Products offsetting the topline impact from generic competition. Looking ahead, FY2024 presents a number of challenges and opportunities. We expect continued headwinds from generic erosion, particularly VYVANSE in the U.S.A., which will be partially offset by Growth & Launch Product momentum, resulting in flat to slightly declining revenue at Constant Exchange Rate. We expect this remaining effect of VYVANSE erosion to contribute to an approximately 10% decline in Core operating profit and a mid-10%’s decline in Core EPS at Constant Exchange Rate. However, as VYVANSE erosion diminishes and our Growth & Launch Products continue their strong performance, we are very well positioned for a return to revenue and profit growth from FY2025 onwards. Our Growth & Launch Products will remain a significant driver until the end of the decade and our generic exposure post-FY2024 until the early 2030s is relatively limited. Furthermore, through a multi-year program of rigorous R&D prioritization and focus, enhanced organizational agility and procurement-led initiatives to optimize external spend— all supported by our transformation into a data, digital and technology-enabled biopharmaceutical company—we see a clear path to return to a Core Operating Profit margin in the low to mid 30% range while bringing late-stage pipeline programs to commercialization. For a detailed analysis of our financial results and outlook, please visit the investor pages of our website. Looking beyond near-term steps such as our proposed dividend increase to 196 yen per share in FY2024, we are confident that our plans to return to growth, margin expansion and pipeline progression will create significant shareholder value over the medium- and long-term. Delivering for Patients and Communities When we talk about Takeda’s vision of discovering and delivering life-transforming treatments, we are referring to our core capabilities in R&D and in making therapies and vaccines available to patients and communities. Before covering R&D, I would like to review two important products in our Growth & Launch portfolio: ENTYVIO and QDENGA.

Page 8 of 13  Flexibility and Choice for IBD Patients ENTYVIO, a medication for the treatment of ulcerative colitis (UC) and Crohn’s disease (CD), is our number- one therapy by revenue. It has continued to outperform the IBD markets in both Europe and the U.S.A. and maintains its lead in the U.S.A. as the most prescribed treatment for IBD overall, as well as for IBD bio-naïve new starts. ENTYVIO Pen, our subcutaneous administration device, is now bringing increased flexibility and choice to patients in the U.S.A, having launched for maintenance therapy in moderate-to-severely active ulcerative colitis in November 2023, and received approval for Crohn’s disease in April 2024. The subcutaneous administration option is also driving growth in Europe and ENTYVIO is currently the only branded therapeutic with both IV and subcutaneous maintenance options.  Addressing the Growing Burden of Dengue Since launching our dengue vaccine QDENGA a little over a year ago, we are proud to have brought it to more than 20 markets across the world, including many endemic countries where the need is highest. And the need is growing: 2023 witnessed an upsurge in dengue cases globally, characterized by a significant increase in the number, scale and simultaneous occurrence of multiple outbreaks, spreading into regions previously unaffected by dengue. This has caused a significant global health concern, leading to accelerated discussions with governments in endemic markets to make the vaccine available to people in affected areas. While this has come up against some constraints in our manufacturing capacity, we are now working hard to expand production and ensure that we can work with the growing number of communities worldwide who need QDENGA to combat the increase in dengue prevalence. Our target is to supply 100 million doses annually by 2030, and to help achieve this we have entered into a manufacturing partnership agreement with Biological E. Limited (BE) in India that builds upon existing capabilities at our facility in Singen, Germany and our long-term contract manufacturing partnership with IDT Biologika GmbH in Germany. BE will manufacture up to 50 million doses of QDENGA per annum. We will continue to strive to produce more doses faster, as the prevalence of dengue expands rapidly across the world.  Three NME Approvals in FY2023 In FY2023, we demonstrated the strength of our pipeline and Growth & Launch Product portfolio with the announcement of the approval of three new molecular entities (NME) in the U.S.A. Among these was EOHILIA, which was approved by the U.S. Food and Drug Administration (FDA) in February this year. EOHILIA is indicated for induction treatment in patients with eosinophilic esophagitis (EoE), a chronic inflammatory disease that can cause scarring and narrowing of the esophagus. I’m proud that we were able to make this innovative treatment available to patients and health care professionals in the U.S.A. within one week of approval. In November 2023, we received approval from the U.S. FDA for FRUZAQLA as the first and only selective inhibitor in its class to treat metastatic colorectal cancer. This is the first targeted therapy in more than a decade approved for this form of cancer regardless of biomarker status or prior types of therapies.

Page 9 of 13 ADZYNMA was approved by the U.S. FDA as the first and only recombinant ADAMTS13 enzyme replacement therapy for the treatment of congenital thrombotic thrombocytopenic purpura (cTTP), providing a new treatment approach for patients with this rare disease.  Outstanding Phase 3 R&D Pipeline In FY2024, Takeda will have up to six programs with significant revenue potential in Phase 3 development. Together, these potential therapies could treat millions of patients globally and deliver meaningful revenue growth for Takeda. Our emerging data are promising, scientific advancements are accelerating, and the potential to improve more patients’ lives across our core therapeutic areas continues to grow. The programs that will be in Phase 3 development during FY2024 are: - Zasocitinib (TAK-279) for the treatment of psoriasis and psoriatic arthritis - TAK-861 for the treatment of narcolepsy type 1 - Soticlestat (TAK-935) for the treatment of Lennox-Gastaut syndrome and Dravet syndrome - Fazirsiran (TAK-999) for the treatment of alpha-1-antitrypsin deficiency-associated liver disease - Mezagitamab (TAK-079) for patients with persistent or chronic primary immune thrombocytopenia (ITP), a rare, immunoglobulin G mediated autoimmune disease, and - Rusfertide for the treatment of a rare, chronic blood disorder, polycythemia vera Let me describe four of these in more detail. Zasocitinib (TAK-279) is our highly selective next-generation oral TYK2 inhibitor, which is enrolling well in Phase 3 trials against an active oral comparator for the treatment of moderate-to-severe plaque psoriasis. TAK-279 will also soon start a head-to-head study versus the first generation TYK2 inhibitor already approved in moderate-to-severe plaque psoriasis. In FY2023, we demonstrated strong efficacy and safety in Phase 2b for the treatment of psoriatic arthritis. We will start our second Phase 3 development program in psoriatic arthritis in the first half of FY2024. TAK-279 has the potential to make an impact in multiple indications, including Crohn’s disease, ulcerative colitis and other immune-mediated inflammatory diseases, and Takeda has the global scale and expertise required to make this potentially transformative therapy accessible to patients around the world. TAK-861, the lead asset in our orexin franchise, is an oral orexin 2 receptor (OX2R) agonist that has the potential to be the first therapy to treat the underlying pathophysiology in narcolepsy type 1 and may lead to transformative benefits. Based on positive Phase 2b data, we are working to initiate the first ever global Phase 3 trials of an OX2R agonist in the first half of the fiscal year. Soticlestat (TAK-935) is an enzyme that adjusts the balance of brain cholesterol to reduce hyperexcitability in the brain and potentially improve seizure control. It has been well tolerated in clinical studies. With soticlestat, we aim to reimagine treatment expectations beyond seizure reduction and offer a differentiated therapeutic profile that addresses unmet patient needs for two rare pediatric epilepsies – Dravet syndrome and Lennox-Gastaut syndrome. We anticipate data readouts from two Phase 3 trials in the first half of FY2024 with planned regulatory filings later in the fiscal year.

Fazirsiran (TAK-999), meanwhile, is a first-in-class RNA interference (RNAi) therapy partnered with Arrowhead Pharmaceuticals for the treatment of alpha-1 antitrypsin deficiency-associated liver disease. Fazirsiran is currently in Phase 3 trials following strong Phase 2 data which showed significant reductions in defective proteins in the blood and liver which lead to less inflammation and often reversal of liver fibrosis following treatment.

Coming along behind these six potential therapies, we have multiple programs with first-in-class or best-in-class potential in early to mid-stage development that will further enhance our pipeline. I look forward to sharing R&D updates with you throughout the 2024 fiscal year.

Prioritizing Our Most Promising Therapeutic Candidates

R&D is the foundation of sustainable growth, but it requires considerable upfront investment and is inherently risky, so it must be managed with constant discipline over the many years of investment required to pursue each therapeutic candidate. For FY2024, we are moderately increasing our overall R&D budget, with a focus on making sure we are allocating sufficient resources to our most promising therapeutic candidates as they enter Phase 3. Development at this end of the pipeline requires larger patient populations, longer study durations, more complex endpoints and higher manufacturing costs—all of which require more funding. At the same time, we are carefully controlling expenditure by taking measures to optimize R&D efficiency and prioritize dynamically within our pipeline and portfolio. A big part of this is using data-driven insights. By integrating data, digital, and technology—including AI—across our research and development capabilities, we are finding ways to discover, develop and deliver innovative medicines with enhanced speed and quality. This technology will allow us to conduct more efficient clinical trials, automate manufacturing processes and accelerate decision-making so we can bring transformative medicines to patients sooner.

We believe that taking this balanced approach, while implementing organizational agility improvements to simplify how our organization works and empower managers with greater span, will enable us to invest in our most promising portfolio and pipeline therapeutics, while improving our margins to ensure resilience against future downside risk and providing attractive returns to shareholders.

Our Digital Transformation

I will now explain our data, digital & technology (DD&T) strategy in some detail, because it is fundamental to the future of Takeda. Embracing cutting-edge technology, including AI, and seamlessly integrating data-driven insights into our business operations opens up exciting possibilities for better, faster and more efficient execution.

Embracing AI as part of our digital transformation journey will help revolutionize our operations, elevate productivity, enhance efficiency, streamline processes, and drive effectiveness across all facets of our business, empowering us to make data-driven decisions with unprecedented precision and solidifying our position as a leader in our industry.

We are scaling technology while maintaining our deep commitment to ethical decision-making and Takeda's value framework. DD&T is also one of the ways in which we are building a sustainable business model and adapting to numerous catalysts within the broader environment that are driving changes in health care and life sciences. These catalysts include aging populations, the geopolitical tensions discussed earlier and other factors such as cyber security threats and regulations that vary across geographies.

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By incorporating DD&T into every aspect of our organization, we can develop and deliver medicines to patients more efficiently. Our DD&T strategy is anchored to Takeda's long-range forecast (LRF) and is central to growing our approved therapies and accelerating the R&D pipeline over the next 10-year period.

➢ Leveraging Data and Digital Across the Value Chain

We are committed to incorporating the benefits of DD&T across our entire value chain.

In drug discovery, data and AI are now giving us new ways to identify and conduct initial tests digitally on thousands of new molecular candidates in astonishingly short periods of time, revolutionizing the therapeutic development process. Pipeline development at pharmaceutical companies has traditionally been led by a process of laboratory science, with highly skilled chemists and technicians physically isolating and testing promising molecules and compounds. Our growth pipeline of the future will be shaped by both traditional scientific methods and new digital-powered research.

In clinical development, our digital innovations are leading to significant improvements. For example, when recruiting patients into our clinical trials, our traditional approach was to establish trial sites and then search for eligible patients. We can now use data and AI to identify potential patients, facilitate patient recruitment and optimize protocols. Devices that we are familiar with in everyday life, such as tablets and smart watches, can become part of a digital ecosystem alongside chest patches and other wearable technology that collect real world data to inform and expedite the drug development process. It is now relatively simple to collect large, highly specific data sets on everything from heart rate response to sleep cycles, giving clinicians and researchers valuable insights that were previously unobtainable. The data we collect helps us design better clinical trials and obtain additional information on safety and efficacy, leading to more rapid development and delivery of treatments. The U.S. FDA approval of GammaGard Liquid for treatment of CIDP in January 2024 was based in part on a real-world evidence study using databases licensed by Takeda. This approach, in lieu of a randomized controlled trial, enabled considerable cost savings and reduced development timelines by several years.

In manufacturing and quality control, where production quality and efficiency are key, one example of our DD&T development is conducting proof of concepts using AI and ML (machine learning) for risk classification and deviation summaries, which will accelerate the management of deviations and investigations that may occur during the manufacturing process. Following comprehensive testing, we plan to scale these capabilities across sites within FY2024.

In the supply chain, we are using AI and ML to improve cost effectiveness and process sophistication. One element of this is our Digital Twin approach to distribution and logistics, which allows us to model complex logistics network configurations to find the optimum balance of multiple factors, including costs, customer service levels, lead times, environmental impact, business resilience and risk.

In commercial operations, we're using predictive analytics algorithms to create data-driven, personalized engagements with health care providers and help maximize efficiency and effectiveness. We also continue to evolve our digital patient experience through support program improvements, giving patients more choices to engage with us and resulting in a better experience. This program includes new features for patients such as chatbot, digital enrollment, case status tracker and personalized content. Collectively, these tools are also driving internal teams to be more productive.

With our business partners, we are bringing digital tools to the workforce that will optimize efficiencies and

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productivity, including everyday AI tools for employees to quickly summarize and create or refine content, and a GenAI-powered service desk copilot able to answer employee inquiries and take action via a single, natural language-enabled platform, reducing the need for live agent support. We've introduced Translation Hub, which enables a truly global workforce to instantly translate content into their preferred language, and we're optimizing our Standard Operating Procedures (SOPs) process by using GenAI to automate and standardize their creation, maintenance and usage. To optimizing our workforce we need to have the right talent in the right roles, so this year we introduced Career Navigator, an AI-enabled talent marketplace platform that allows employees to explore development opportunities and grow their careers within Takeda. This interactive tool recommends internal job openings, supports lifelong learning by identifying opportunities to address skill gaps, and connects employees to mentors to facilitate growth.

We are supporting our expansion of DD&T with a comprehensive rethink of infrastructure and training. This includes developing insourcing capabilities with Innovation Capability Centers (ICC), our "digital factories" where we develop our own digital capabilities to reduce our reliance on external partners for future sustainability. By the end of fiscal year 2024, we will have opened a total of four ICCs. Currently, we have ICCs in Slovakia, Mexico and India, and we will further expand the network in other geographies to support specific business needs. We are driving down our technology costs through contract optimization and elimination of technical debt through further data center closures as we continue to migrate to the Cloud. As we prepare for constant change with the evolution of new technologies, the role of cyber security and trust has been crucial. We distinguish ourselves in this area by being one of the few pharmaceutical companies to have established a Cyber and Digital Trust function. The dedicated Cyber and Digital Trust team focuses on minimizing risks and threats in our digital experiences, building upon our strong foundation of cyber, risk and compliance. Scenario response planning addresses potential security threats, emphasizing swift and transparent response to maintain trust with stakeholders. Additionally, we have established a digital ethics and compliance function to enable the ethical and responsible development and use of advanced technologies, and we are deploying an AI ethics framework.

We recognize that skill development is integral to our strategy of capturing the full potential of digital and AI. We are expanding the skills of people in current roles, introducing new skills for new future roles, and re-skilling to prepare for the sunset of outdated roles. More than 27,000 employees are actively engaged in digital learning, including 4,000 who have completed training to gain knowledge of robotic process automation (RPA) which allows us to streamline our operations and improve efficiencies.

Corporate Governance

Takeda's Board of Directors comprises 14 members, including 11 independent external directors. The board oversees three committees: Audit & Supervisory, Compensation and Nomination. These committees provide robust governance and supervision of our strategy and execution as well as directors' succession. The Takeda Executive Team (TET), a group of 17 leaders including nine women and eight men representing nine nationalities, has the experience, diversity and energy to lead our business and approximately 50,000 colleagues in about 80 countries and regions.

For further information on our corporate governance approach and structure, I recommend viewing the Governance section of our website.

Dedicated to Sustainable Value for Shareholders

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Page 13 of 13 I hope this letter has provided an insight into Takeda's evolution and my views on the current state of health care systems in the world’s largest economies. We see a trajectory toward growth recovery ahead, bolstered by a portfolio that will enable us to innovate and compete effectively, even amid persistent pricing pressures. In conclusion, I wish to underscore our dedication to enhancing shareholder value. This is achieved not only through our existing portfolio but also by investing in the future growth of our company. We understand the delicate balance needed to foster drug discovery innovation while building strong financial resilience against the risks inherent in our industry. Our R&D investments are carefully calibrated to allocate sufficient resources to our most promising therapeutic candidates, ensuring sustainable value to patients and attractive returns to our shareholders. We are channeling investments into growth areas like Plasma-Derived Therapies and new product launches, while strategically bolstering our R&D and seeking external opportunities to enrich our pipeline. Our deleveraging success and confidence in our portfolio's ability to drive sustainable growth allowed us to increase our dividend for the first time in 15 years in FY2023. We have adopted a progressive dividend policy of increasing or maintaining the dividend each year, and as announced this month, we intend to increase our annual dividend again in FY2024 to 196 yen. As we steer through these dynamic times, we do so with a clear vision and a disciplined capital allocation strategy, ensuring our ability to support our promising pipeline, achieve our margin target, and generate shareholder value. We are committed to growing our business through continued advancement of our Growth & Launch Product portfolio and progression of six promising programs through our late-stage pipeline, while maintaining cost discipline and achieving our target of returning to a Core operating profit margin in the low to mid 30% range. The significant, multi-year efficiency program we announced in FY2024 is focused on organizational agility, procurement saving, and capitalizing on our ongoing investment in data, digital and technology, including AI. I am confident that the strategic decisions we make today will solidify Takeda's status as a global biopharmaceutical leader, ready to address the health care challenges of the future. I am grateful for your trust and support as we pursue our mission. I look forward to engaging with you at the Annual Shareholders Meeting and to a future where we will continue to build on our legacy of innovation and our commitment to improving the lives of patients around the world. Warm regards, Christophe Weber, President & CEO Takeda Pharmaceutical Company Limited